UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              IEC ELECTRONICS CORP.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    44949L105
                                    ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2004
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 2 of 11 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7      Sole Voting Power
           Shares                           536,300
        Beneficially
          Owned By            8      Shared Voting Power
            Each                            0
         Reporting
           Person             9      Sole Dispositive Power
            With                            536,300

                              10     Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  536,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  6.6%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 3 of 11 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SAGAMORE HILL MANAGERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7      Sole Voting Power
           Shares                           536,300
        Beneficially
          Owned By            8      Shared Voting Power
            Each                            0
         Reporting
           Person             9      Sole Dispositive Power
            With                            536,300

                              10     Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  536,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  6.6%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 44949L105                                           Page 4 of 11 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                    a.  [ ]
                                                    b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7      Sole Voting Power
           Shares                           536,300
        Beneficially
          Owned By            8      Shared Voting Power
            Each                            0
         Reporting
           Person             9      Sole Dispositive Power
            With                            536,300

                              10     Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  536,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  6.6%

14       Type of Reporting Person (See Instructions)

                  IN; IA; HC

                                                              Page 5 of 11 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of IEC Electronics Corp. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated January 12, 2004 (the "Initial Statement") filed by the Reporting Persons (as defined herein). The Reporting Persons are filing this Amendment No. 1 to report that the percentage of outstanding Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent of the current number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 1 supplementally amends the Initial Statement.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i) Sagamore Hill Capital Management L.P. ("Sagamore Hill Capital Management");

          ii)  Sagamore Hill Managers LLC ("Sagamore Hill Managers"); and

          iii) Steven H. Bloom ("Mr. Steven Bloom").

          This Statement relates to the Shares held for the account of the Sagamore Hill Hub Fund Ltd., a Cayman Islands corporation (the "Hub Fund").

                              The Reporting Persons

          Sagamore Hill Capital Management is a Delaware limited partnership and has its principal office at 10 Glenville Street, Third Floor, Greenwich, CT 06831. The principal business of Sagamore Hill Capital Management is investment in securities. Pursuant to a portfolio management agreement, Sagamore Hill
Capital Management serves as investment manager of the Hub Fund. In such capacity, Sagamore Hill Capital Management may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund. Current information concerning the identity and background of the parners and officers of Sagamore Hill Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Sagamore Hill Managers is a Delaware limited liability company and has its principal office at 10 Glenville Street, Third Floor, Greenwich, CT 06831. The principal business of Sagamore Hill Managers is management of the activities of Sagamore Hill Capital Management. In its capacity as the general partner of Sagamore Hill Capital Management, Sagamore Hill Managers may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund. Current information concerning the identity and background of the members of Sagamore Hill Managers is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          The principal occupation of Mr. Steven Bloom, a United States citizen, is the direction of the activities of Sagamore Hill Capital Management and Sagamore Hill Managers. The principal business address of Mr. Steven Bloom is 10 Glenville Street, Third Floor, Greenwich, CT 06831. In his capacity as the sole member of Sagamore Hill Managers, Mr. Steven Bloom may be deemed to be the beneficial owner of the Shares held for the account of the Hub Fund.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted

                                                              Page 6 of 11 Pages


in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Sagamore Hill Capital Management expended $27,035.84 of its working capital to purchase the securities reported herein as having been acquired since July 10, 2004 (60 days prior to the date hereof).

          The securities held for the account of the Hub Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.   Interest in Securities of the Issuer.

          According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 8,155,188 as of July 26, 2004.

          (a) Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed to be the beneficial owner of the 536,300 Shares (approximately 6.6% of the total number of Shares outstanding) held for the account of the Hub Fund.

          (b) Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Steven Bloom may be deemed to have sole power to direct the voting and disposition of the 536,300 Shares held for the account of the Hub Fund.

          (c) Except for the transaction listed in Annex B hereto, which was a routine brokerage transaction effected in the over-the-counter market, there have been no transactions effected with respect to the Shares since July 10, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Hub Fund in accordance with their ownership interests in the Hub Fund.

          (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 11 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 8, 2004              SAGAMORE HILL CAPITAL MANAGEMENT L.P.


                                      By:     /s/ Steven H. Bloom
                                              ----------------------------------
                                              Steven H. Bloom
                                              President


Date:  September 8, 2004              SAGAMORE HILL MANAGERS LLC


                                      By:     /s/ Steven H. Bloom
                                              ----------------------------------
                                              Steven H. Bloom
                                              Sole Member


Date:  September 8, 2004              STEVEN H. BLOOM


                                      /s/ Steven H. Bloom
                                      ------------------------------------------

                                                              Page 8 of 11 Pages


                                     ANNEX A

         Partners and Officers of Sagamore Hill Capital Management L.P.


Name/Title/Citizenship        Principal Occupation      Business Address
----------------------        --------------------      ----------------

    Steven H. Bloom           Sole Member of            10 Glenville Street,
    Managing Partner          Sagamore Hill             Third Floor
    (United States)           Managers LLC              Greenwich, CT 06831

    Edward Kelly              Chief Financial           10 Glenville Street,
    Chief Financial           Officer of Sagamore       Third Floor
    Officer                   Hill Capital              Greenwich, CT 06831
    (United States)           Management L.P.



                      Members of Sagamore Hill Managers LLC

Name/Title/Citizenship        Principal Occupation      Business Address
---------------------         --------------------      ----------------

    Steven H. Bloom           Sole Member of Sagamore   10 Glenville Street,
    Sole Member               Hill Managers LLC         Third Floor
    (United States)                                     Greenwich, CT 06831

          Except as set forth herein, to the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares. /1/

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/






-----------------------------------------------------------
/1/ Mr. Steven Bloom may be deemed to be the beneficial owner of the securities held for the account of the Sagamore Hill Hub Fund Ltd., as set forth herein.

                                                              Page 9 of 11 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              IEC ELECTRONICS CORP.


                         Date of         Nature of      Number of   Price per
For the Account of     Transaction      Transaction       Shares      Share
------------------     -----------      -----------     ---------   ---------

Sagamore Hill Hub     July 30, 2004      Purchase     77,600 Shares  $.3484
Fund Ltd.

                                                             Page 10 of 11 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

B.   Joint Filing Agreement,  dated as of September 8, 2004,
     by and among  Sagamore  Hill Capital  Management  L.P.,
     Sagamore Hill Managers LLC and Mr. Steven H. Bloom......              11